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FOIA Confidential Treatment Request

Confidential Treatment Requested by TESARO, Inc.

TSRO-2012-1-1

June 5, 2012

SUBMITTED VIA EDGAR AND COURIER

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TESARO, Inc.
Registration Statement on Form S-1
Filed March 23, 2012, As Amended May 17 and May 25, 2012
File No. 333-180309

Dear Mr. Riedler:

On behalf of TESARO, Inc. (the “Company”), this letter is in reference to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”).  This letter provides the Staff with supplemental information concerning the pricing for the Company’s offering, which the Staff indicated in its letter of comment dated May 22, 2012 is relevant to the Staff’s consideration of a valuation to be used for stock based compensation expense and the Staff’s consideration of a beneficial conversion feature.   Specifically, comment 6 of that letter provided:

6.            Please refer to your response to comments 36 and 37. We will finalize our valuation relating to a beneficial conversion feature and stock compensation once an initial public offering price has been set. In this regard, we note that a significant number of options were issued subsequent to year-end.

Described in detail on pages 62 to 68 of the Registration Statement is the methodology the Company has consistently utilized to estimate the fair value of its common stock in order to determine the grant date fair value of stock options and restricted stock issued to employees.   The Company recognizes stock-based compensation expense net of estimated forfeitures, and consistent with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, or ASC 718.  Additional information on the factors used in the Company’s estimation of fair value is contained in the Company’s response dated May 3, 2012 to the Staff’s letter of comment dated April 19, 2012 and in the Company’s response dated May 25, 2012 to the Staff’s letter of comment dated May 22, 2012.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jakarta   Jeddah   Riyadh   Zagreb.  For more information see www.hoganlovells.com

FOIA Confidential Treatment Request

Confidential Treatment Requested by TESARO, Inc.

TSRO-2012-1-2

Securities and Exchange Commission

June 5, 2012

As disclosed in the Registration Statement, on May 22, 2012, the Company completed the in-licensing of niraparib, a mid-stage clinical product candidate for which clinical data is presented in the Registration Statement.  Due to the significance of this transaction, the Company deemed it appropriate to update the estimated fair value of the Company’s common stock and has prepared a valuation as of May 31, 2012.  The Company advises the Staff that in its next Amendment to the Registration Statement it intends to update the discussion of stock-based compensation to include a discussion of this new valuation.  In particular, the Company supplementally advises the Staff that the Company proposes to update the discussion of the contemporaneous valuations at December 31, 2011 and March 31, 2012 that appears on pages 64 to 68 of the Registration Statement to also provide information on the May 31, 2012 valuation.  The Company proposes to include disclosure consistent with the following:

For the contemporaneous valuations at December 31, 2011, March 31, 2012 and May 31, 2012, we used a market approach, the guideline public companies, or GPC, method, to estimate our equity value. We believe that the GPCs used in the valuations are comparable to us because they are all in the same industry, have a market capitalization that is greater than 0.75 times invested capital at the valuation dates and were at a similar stage of development. More specifically, the GPCs were primarily biotechnology or pharmaceutical companies with a lead product candidate in a clinical development phase post Phase 2 clinical trials or later. We are an oncology focused pharmaceutical company with a lead product candidate in post Phase 2 clinical development. The majority of the GPCs have more than one product in development. At each of these valuation dates, we had more than one product in development and our stated strategy is to in-license or acquire additional product candidates across various stages of development. The GPCs equity value was determined as being equal to their market capitalization. We believe that the ratio of market capitalization of the GPCs to their invested capital is an appropriate measure for pre-commercial biotechnology companies due to the uncertainty of valuing such companies and the lack of other reliable, objective metrics.

In order to allocate the equity values determined using the GPC method to our common stock, we used PWERM described in the Practice Aid. Under the PWERM, the value of our common stock was estimated based upon an analysis of future values for the enterprise assuming various future outcomes. The value of common stock at the valuation date is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise as well as the rights of each share class. As each of these methods estimates our equity value at the future liquidity date, such value must be discounted to present value to appropriately estimate the fair value our common stock as of the valuation date. We used the following four scenarios:

(i)  We become a public company in June 2012 (IPO scenario). The IPO scenario estimated equity value was based upon the average of the multiple of invested capital for a group of GPCs as there was no single company in this group that was more representative of our size and stage of development than the others.

(ii)  We become a public company in late 2013 (Delayed IPO scenario). The Delayed IPO scenario estimated equity value was based upon the average of the multiple of invested capital for a group of GPCs that were at the higher end of the multiple of invested capital. We selected the higher end of multiple ranges because

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Confidential Treatment Requested by TESARO, Inc.

TSRO-2012-1-3

Securities and Exchange Commission

June 5, 2012

in this scenario we expect to have a higher equity value after we receive Phase 3 results from our lead product candidate.

(iii)  We are acquired for a premium in late 2013 (Sale at Premium scenario). The Sale at a Premium scenario equity value represents a 30% premium above the equity value determined in the Delayed IPO scenario.

(iv)  We are acquired for an amount equal to the aggregate liquidation preference of our preferred stock in late 2013 (Sale at a Discount scenario). The Sale at a Discount scenario equity value was estimated to be a sale price of $122 million, which represents the aggregate liquidation preference of our preferred stock.

The following tables summarize the significant assumptions for each of the scenarios used to determine the fair value of our common stock as of December 31, 2011, March 31, 2012 and May 31, 2012:

December 31, 2011 Valuation		IPO	Delayed IPO	Sale at Premium	Sale at Discount
Key Assumptions
Probability weighting		45%	15%	15%	25%
Liquidity date		6/30/2012	6/30/2013	6/30/2013	12/31/2013
Underlying equity value ($ millions)		$177	$200	$260	$122
WACC		23.40%	23.40%	23.40%	23.40%
Discount for lack of marketability		13%	13%	13%	13%
Estimated per-share fair value of common stock		$1.86	$1.69	$2.19	$0.00
PWERM	$1.42

March 31, 2012 Valuation		IPO	Delayed IPO	Sale at Premium	Sale at Discount
Key Assumptions
Probability weighting		60%	15%	15%	10%
Liquidity date		6/30/2012	6/30/2013	6/30/2013	12/31/2013
Underlying equity value ($ millions)		$193	$209	$270	$122
WACC		23.80%	23.80%	23.80%	23.80%
Discount for lack of marketability		10%	10%	10%	10%
Estimated per-share fair value of common stock		$2.10	$1.83	$2.37	$0.00
PWERM	$1.89

May 31, 2012 Valuation		IPO	Delayed IPO	Sale at Premium	Sale at Discount
Key Assumptions
Probability weighting		85%	6%	6%	3%
Liquidity date		6/30/2012	6/30/2013	6/30/2013	12/31/2013
Underlying equity value ($ millions)		$203	$220	$284	$122
WACC		23.20%	23.20%	23.20%	23.20%
Discount for lack of marketability		0%	0%	0%	0%
Estimated per-share fair value of common stock		$2.53	$2.22	$2.87	$0.00
PWERM	$2.45

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Confidential Treatment Requested by TESARO, Inc.

TSRO-2012-1-4

Securities and Exchange Commission

June 5, 2012

The estimated per share fair value of our common stock calculated in our contemporaneous valuation as of December 31, 2011 of $1.42 per share increased significantly from the retrospective valuation as of June 30, 2011 of $0.92 per share. This is primarily due to the following factors:

•                  the probability of a near term liquidity event (IPO) had increased from 15% to 45%;

•                  we hired seven additional employees to our development team;

•                  we decreased the discount for lack of marketability from 25% to 13%;

•                  interest from the investment banking community had increased as a result of the status and timing of our Phase 3 clinical program for rolapitant; and

•                  the progress on rolapitant development, which included:

o                meetings with the FDA and obtaining concurrence for clinical pharmacology plans and the Phase 3 protocol designs;

o                finalization of the Phase 3 protocols;

o                completion of two year carcinogenicity package and submission to the FDA;

o                identification of a CRO for four Phase 1 clinical pharmacology studies;

o                identification of a CMO for active pharmaceutical ingredient, or API, manufacture and completion of the transfer of the manufacturing process; and

o                execution of a contract with a CRO for Phase 3 clinical trials.

The estimated per share fair value of our common stock calculated in our contemporaneous valuation as of March 31, 2012 of $1.89 per share increased significantly from the retrospective valuation as of December 31, 2011 of $1.42 per share. This is primarily due to the following factors:

•                  the probability of a near term liquidity event (IPO) had increased from 45% to 60%;

•                  we decreased the discount for lack of marketability from 13% to 10%;

•                  our improved financial position resulting from the issuance of 26.9 million shares in March 2012 of our Series B preferred stock for an aggregate purchase price of $58.5 million; and

•                  the progress on rolapitant development, which included:

o                completion and submission of an Investigational Medicinal Product Dossier for international regulatory authorities;

o                initiation of the Phase 3 clinical trials (i.e. first patient enrolled);

o                completion of the first registration batch of API; and

o                completion of two clinical pharmacology studies.

The estimated per share fair value of our common stock calculated in our contemporaneous valuation as of May 31, 2012 of $2.45 per share increased significantly from the retrospective valuation as of March 31, 2012 of $1.89 per share. This is primarily due to the following factors:

•                  the probability of a near term liquidity event (IPO) had increased from 60% to 85%;

•                  we decreased the discount for lack of marketability from 10% to 0%;

FOIA Confidential Treatment Request

Confidential Treatment Requested by TESARO, Inc.

TSRO-2012-1-5

Securities and Exchange Commission

June 5, 2012

•                  we entered into a license agreement with Merck on May 22, 2012, to obtain exclusive, worldwide rights to certain patents and non-exclusive rights to certain Merck know-how, to research, develop, manufacture, market and sell niraparib;

•                  the progress on rolapitant development, including, successfully completing the first registration batch of active pharmaceutical ingredient or “API” for rolapitant; and

•                  the progress on TSR-011 development, in support of our goal to submit an IND in the second half of 2012, including scheduling a pre-IND meeting with the FDA for mid-June.

The Company further advises the Staff that in connection with the May 31, 2012 valuation the Company determined that an increase in the probability of the IPO Scenario as a result of the license agreement for niraparib was appropriate because, among other things, (i) the license expanded the Company’s portfolio of development candidates, (ii) the license provided investors with further evidence that large, international pharmaceutical companies have confidence in the Company’s management team’s ability to successfully develop clinical candidates, which investors may view as indicative of the Company’s ability to continue to execute on its strategy of pursuing in-licensing product candidates and (iii) investors who may not otherwise have been as interested in the Company will find an investment in the Company more appealing, including because such investors have greater interest in therapeutic programs focused on PARP inhibitors than on either ALK inhibitors or supportive care programs.  The Company also supplementally advises the Staff that the Company determined the elimination of a discount for the lack of marketability is appropriate for the May 31, 2012 valuation because the increase in the probability of the IPO Scenario meant that it was unlikely, for purposes of the valuation, that there would be any circumstances in which the Company’s common stock was not freely tradeable in the short term.

The Company currently expects to file an amendment to the Registration Statement in early June with an expected price range for the offering. The Company currently estimates, based in part on preliminary discussions with its underwriters, that the midpoint of the price range will be $[***] per share (the “Midpoint Price”), before giving effect to an anticipated reverse stock split of the Company’s common stock, representing approximately a $[***] million pre-money enterprise valuation and assuming a $75 million offering.  The Midpoint Price is expressly conditioned upon multiple variables, including a receptive public trading market for pre-commercial biotechnology companies such as the Company and sufficient demand for the Company’s common stock to support a $75 million offering.

For the avoidance of doubt, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet agreed to an expected price range for the offering, and the actual expected price range and/or the final price of the offering may be different than the Midpoint Price. However, the Company believes that the actual midpoint of the expected price range will not be subject to significant change from the Midpoint Price.

The Company notes that, as is typical in IPOs, the estimated price range for the offering will not be, and the Midpoint Price was not, derived using a formal determination of fair value of the Company’s common stock, but will be determined based in part on negotiation between the Company and the underwriters. Among the factors that were considered in estimating the Midpoint Price were an

FOIA Confidential Treatment Request

Confidential Treatment Requested by TESARO, Inc.

TSRO-2012-1-6

Securities and Exchange Commission

June 5, 2012

analysis of the typical valuation ranges seen in initial public offerings for companies in our industry for the last two years, the Company’s prospects and the history of and prospects for the Company’s industry, and the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies.  In addition, the Company believes that the difference in estimated value between the May 31, 2012 value and the Midpoint Price is in part the result of the contemporaneous valuation prepared as of May 31, 2012 containing multiple liquidity scenarios, including an initial public offering with an anticipated completion date of June 30, 2012, one scenario that assumed that the Company completed an IPO on June 30, 2013 and two scenarios that assumed the sale of the Company.

The Company also supplementally advises the staff that when considering the Midpoint Price, the Company is aware that in the recent past a number of life science companies have had difficulty pricing offerings at the midpoint of their respective ranges.  And, while the Company will present a bona fide range on the cover of its prospectus, the table below indicates that of seven life science IPOs since November 2011, six have priced below the midpoint of the range, with some of the offerings pricing significantly below the midpoint.

Name	Ticker	Pricing Date	Range Midpoint	Offer Price	% Offer Price to Midpoint
Supernus Pharma	SUPN	4/30/2012	$13.00	$5.00	38.5%
Merrimack Pharma	MACK	3/29/2012	$9.00	$7.00	77.8%
ChemoCentryx	CCXI	2/8/2012	$15.00	$10.00	66.7%
Cempra	CEMP	2/3/2012	$12.00	$6.00	50.0%
Verastem	VSTM	1/27/2012	$10.00	$10.00	100.0%
Clovis Oncology	CLVS	11/15/2011	$14.00	$13.00	92.9%
NewLink Genetics	NLNK	11/14/2011	$11.00	$7.00	63.6%

The Company is also aware of life science companies that were recently unable to timely price offerings after filing amendments lowering the price range, including Rib-X Pharmaceuticals, Inc. and Argos Therapeutics, Inc.

The Company has reconsidered the valuation methodology and valuations used by it in 2011 and 2012 taking into account the Midpoint Price and the above discussion.  The Company continues to believe that those prior valuations were reasonable and that they were based on an appropriate and consistent valuation methodology.  Furthermore, for some of the reasons set forth above, the Company believes that the Midpoint Price should not be used to judge in hindsight or second-guess the valuation methodology that it has consistently applied for stock-based compensation expense.  The Company  believes that no changes to the stock-based compensation expense reflected in its historical financial statements are necessary and that the Series B Preferred Stock issuance in March 2012 did not include a beneficial conversion feature that was in the money at the commitment date.

*           *           *           *

FOIA Confidential Treatment Request

Confidential Treatment Requested by TESARO, Inc.

TSRO-2012-1-7

Securities and Exchange Commission

June 5, 2012

If the staff should have any questions, or would like further information, concerning any of the information above, please do not hesitate to contact the undersigned at (410) 659-2778 or Asher M. Rubin at (410) 659-2777.  We thank you in advance for your attention.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Leon O. Moulder, TESARO, Inc.
Richard J. Rodgers, TESARO, Inc.
Nandini Acharya, SEC Staff
Jennifer Riegel, SEC Staff
Asher M. Rubin, Esq., Hogan Lovells US LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Jim Morrone, Esq., Latham & Watkins LLP